EXHIBIT 8.3

                          Capital Resources Group, Inc.
         1211 Connecticut Ave., N.W. - Suite 200 - Washington, DC 20036
                     - Tel(202) 466-5685 - Fax(202) 466-5695



                                                     April 27, 1998



Board of Directors
First Kansas Federal Savings Association
600 Main Street
Osawatomie, Kansas 66064

Dear Board Members:

         All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion adopted by the Board of Directors of First Kansas Federal Savings Association ("Association") on December 16, 1997.

         It is our understanding that, pursuant to Office of Thrift Supervision regulations, subscription rights are non-transferable. Persons violating such prohibition may lose their right to purchase stock in the Conversion and be subject to other possible sanctions.

         Because the Subscription Rights to purchase shares of common stock in the Association to be issued to the Association's employee stock benefit plans, depositors of the Association, and to other members of the Association will be acquired by such recipients without cost, will be non-transferable and of short duration, and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a Community Offering, we are of the opinion that:

         (1) the Subscription Rights will have no ascertainable fair market value and,

         (2) the price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

                                                Very truly yours,


                                                CAPITAL RESOURCES GROUP, INC.

                                                /s/Capital Resources Group, Inc.
                                                --------------------------------